February 27, 2020

Jeremy W. Smeltser
Chief Financial Officer
Spectrum Brands Holdings, Inc.
3001 Deming Way
Middleton, WI 53562

       Re: Spectrum Brands Holdings, Inc.
           Form 10-K for the Fiscal Year Ended September 30, 2019
           Filed November 15, 2019
           Form 8-K Filed January 30, 2020
           File No. 001-04219

Dear Mr. Smeltser:

       We have reviewed your filings and have the following comment. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this comment, we may have additional comments.

Form 8-K Filed January 30, 2020

Exhibit 99.1, page 1

1. In future filings, please revise your bullet point highlights and the discussion in the second paragraph to also present the corresponding GAAP measure related to Adjusted EBITDA with equal or greater prominence. Please refer to Question 102.10 of the Compliance and
      Disclosure Interpretations on Non-GAAP Financial Measures.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Jeremy W. Smeltser
Spectrum Brands Holdings, Inc.
February 27, 2020
Page 2

       You may contact Dale Welcome at 202-551-3865 or Martin James, Senior Advisor, at
202-551-3671 with any questions.



FirstName LastNameJeremy W. Smeltser                   Sincerely,
Comapany NameSpectrum Brands Holdings, Inc.
                                                       Division of Corporation
Finance
February 27, 2020 Page 2                               Office of Manufacturing
FirstName LastName